Exhibit 99.1

News Release

NORBORD TO TEMPORARILY SUSPEND PRODUCTION AT ITS 100 MILE HOUSE, BC MILL

TORONTO, ON (March 15, 2018) – Norbord Inc. (TSX and NYSE: OSB) announced today that a shortage of wood will cause it to temporarily suspend production at its oriented strand board (OSB) mill in 100 Mile House, British Columbia. Norbord currently expects the suspension to commence on or about May 14, 2018 and to continue for approximately one month.

The significant wildfires that the province of British Columbia experienced in the summer of 2017 seriously damaged logging areas surrounding the 100 Mile House mill. Further, the severe weather conditions this winter have limited loggers’ ability to access the forests during the months when the mill typically builds its annual log inventory. Combined, these extraordinary circumstances have impacted Norbord’s ability to secure a sufficient wood supply to operate the mill on a continuous basis during this one-month period.

Norbord will continue to supply its customers with production from its other OSB mills and the 100 Mile House mill will continue to receive log deliveries during this period. The Company currently estimates that the curtailment will negatively impact its second quarter 2018 financial results by approximately US$5 million.

The 100 Mile House mill has a stated annual production capacity of 440 million square feet (3/8-inch basis).

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $2.1 billion and employs approximately 2,750 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.

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Contact:

Heather Colpitts

Senior Manager, Corporate Affairs

Tel. (416) 365-0705

info@norbord.com

This news release contains forward-looking statements, as defined by applicable securities legislation, including statements related to our strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “set up,” “on track,” “expect,” “estimate,” “forecast,” “target,” “outlook,” “schedule,” “represent,” “continue,” “intend,” “should,” “would,” “could,” “will,” “can,” “might,” “may,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; risks inherent to product concentration and cyclicality; effects of competition and product pricing pressures; risks inherent to customer dependence; effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices; availability of rail services and port facilities; various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; impact of changes to, or non-compliance with, environmental regulations; impact of any product liability claims in excess of insurance coverage; risks inherent to a capital intensive industry; impact of future outcomes of tax exposures; potential future changes in tax laws; effects of currency exposures and exchange rate fluctuations; future operating costs, availability of financing, impact of future cross-border trade rulings or agreements; ability to implement new or upgraded information technology infrastructure; impact of information technology service disruptions or failures; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities.

Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Caution Regarding Forward-Looking Information” statement in the February 1, 2018 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2017 Management’s Discussion and Analysis dated February 1, 2018.